UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2004

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Director Shareholding





9 June 2004


RNS
The London Stock Exchange
The London Stock Exchange Tower
Old Broad Street
London EC2N 1HP


Dear Sirs



                           Pearson plc (the Company)

In 1999, the Company established the Pearson Reward Plan (the Plan) for the purpose of providing a long term share incentive for executive directors and senior executives of the Pearson group. The Plan provided for the grant of two separate categories of award relating to ordinary shares in the Company (Shares)
- Pearson Premium Option awards and Pearson Equity Incentive (PEI) awards.

The vesting level of PEI awards is dependent on the Company's performance over a three-year period, measured in terms of free cash flow per share. On 8 June 2002, the PEI awards granted in 1999 vested as to 97.2 % of the Shares originally comprised in the award. These Shares were subject to a two-year retention period following vesting. Employee benefit trusts hold sufficient Shares to satisfy these PEI awards.

As a result of Shares under PEI awards which vested on 8 June 2002 being released following the two-year retention period, the following executive directors have become entitled to the number of Shares shown in the second column below. The number of Shares shown in the third column below were sold on 8 June 2004 at a price of 681 pence per share in order to discharge tax and social security liabilities on the Shares received, leaving the after tax number of Shares set out in the final column below.

Name of Director   Shares Released     Shares Sold       Shares Retained
David Bell              26,890            11,025                  15,865
Peter Jovanovich        46,586            18,635                  27,951
John Makinson           30,874            12,659                  18,215
Marjorie Scardino       54,029            22,152                  31,877


As a result of the above transactions, the executive directors are interested in the following Shares (excluding Shares to which they may become entitled, subject to the satisfaction of any relevant conditions, under the Company's employee share plans):

Name of Director           Number of Shares              % of Capital
David Bell                     76,183                      0.00949
Peter Jovanovich               84,401                      0.01052
John Makinson                 114,177                      0.01423
Marjorie Scardino             125,610                      0.01565


The Shares required to satisfy these awards have been sourced from three employee benefit trusts established by the Company. Each executive director is deemed for Companies Act purposes to be interested in all the shares held by these trusts. As a result of the release of Shares described above, the number of shares held by Pearson Employee Share Trustees Limited designation 'A' (as trustee of the Pearson Employee Share Trust) is now reduced to nil, the number of Shares held by Pearson Employee Share Trustees Limited (as trustee of the Pearson Employee Share Trust) is now 126,557 Shares (representing 0.016% of the Company's issued ordinary share capital), and the number of Shares held by Mourant & Co Trustees Limited (as trustee of the Pearson plc Employee Share Ownership Trust) is 383,220 Shares (representing 0.048% of the Company's issued ordinary share capital).



Yours faithfully

Stephen Jones
Deputy Secretary



                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 9 June 2004

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary